

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

Paul A. Smith
Controller and Senior Vice-President
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta, Canada

>   **Re: Imperial Oil Limited**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 1, 2006**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
>   **Filed May 4, 2006**
>   **File No. 0-12014**

Dear Mr. Paul A. Smith:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2005</u>

<u>General</u>

1.   Please provide the following information for each property, as required by
        Industry Guide 7:

        • The location, means of access to the property(s), and transportation from
          the property(s).

        • A brief description of the rock formations and mineralization of existing
          or potential economic significance on the property(s).

        • A description of any work completed on the property(s) and its' present
          condition.

        • The details as to modernization and physical condition of the plant and
          equipment, including subsurface improvements and equipment.

        • A description of equipment and other infrastructure facilities.

        • The current state of exploration of the property(s).

        • The total costs incurred to date and all planned future costs.

        • The source of power and water that can be utilized at the property(s).

        Refer to paragraphs 1 through 5 of Section (B) of Industry Guide 7, for specific
        guidance pertaining to the foregoing which is available on our website at the
        following address:

          http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

2.   Insert small-scale maps showing the location and access to each property, as
        required by Instruction 3(B) of Rule 102 of Regulation S-K. We believe the
        guidance in the instruction would generally require maps and drawings with the
        following features:

        • A legend or explanation showing, by means of pattern or symbol, every
          pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

- Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps. Please include these maps in any amendments that are uploaded to EDGAR. You are able to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900.

Other Oil Sand Activity, page 7

3.   Please revise your filing to convey the meaning of technical words throughout the context of your discussion as much as possible. In particular, you appear to make the distinction within your filing between "oil sands," which may be extracted as liquids with conventional, secondary, and tertiary oil field technologies, and "tar sands," which are mined as a semi-solid material using trucks, shovels, and/or draglines. If this is your intention, please make a clear statement to that effect.

4.   Please provide definitions of the geologic and technical terms in a glossary for those words that cannot be adequately defined in the text.

Syncrude Mining Operations, page 31

5.   We note that you have disclosed proven reserves for your Syncrude property and have not disclosed probable reserves. Note that Industry Guide 7permits reserves to be combined as "proven/probable" only if proven and probable reserves cannot be readily segregated.   Please forward to our engineer as supplemental

information and not as part of the annual report, information that establishes the legal, technical and economic basis of the materials designated as reserves, as required by Section C of Industry Guide 7. This includes:

- Property and geologic maps

- Descriptions of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off grade calculation procedures

- Cutoffs used for each category of reserve and resource

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating "reserves"

- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

This information preferably would be supplied on a CD, in PDF format. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

6.   The first paragraph of this section lists proven reserve conversions from millions of metric tonnes to millions of short tons. As these conversions are rounded, it is unclear whether or not they are correct or consistently applied. Please review all metric/english conversions within the filing for accuracy and/or consistency and correct as is necessary.

7.   As footnotes or as part of your reserve statement or tables, please disclose the following information about your reserves:

- Mining recovery and/or dilution factors for each mine

- Washing or processing recovery factor for each mine or plant

- The upgrading recovery or yield of synthetic crude.

- All prices and currency conversion factors used to estimate your reserves.

Please note it is the staff's position that ore reserves may be estimated using a historic three-year average price of the salable product, with disclosure.

8.   We believe that the cutoff grade is a critical metric used to evaluate the potential of the mineral properties. Please disclose with the reserve estimate the cutoff grade used to estimate the economic potential of this ore body. Also disclose the mining dilution, mining losses, operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters or on the engineering issues please contact Ken Schuler at (202) 551-3718.

Sincerely,

Jill S. Davis
Branch Chief